January 23, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Alkermes, Inc. Form 10-K for the Fiscal Year Ended March 31, 2005 Form 10-Q for the Quarterly Period Ended June 30, 2005
File No. 001-14131
Dear Mr. Rosenberg:
This letter is being furnished in response to the latest telephone call from Mr. Oscar M. Young, Jr., Senior Staff Accountant at the United States Securities and Exchange Commission (the “Commission”) to Alkermes, Inc. (“Alkermes” or the “Company”), concerning the Company’s response letter dated December 11, 2006, related to certain disclosures made with respect to the Company’s redeemable convertible preferred stock (the “Preferred Stock”).
On December 14, 2006, after the Company’s response, Eli Lilly and Company (“Lilly”) exercised its right to put the remaining 1,500 shares of the Company’s outstanding Preferred Stock, with a carrying value of $15.0 million, in exchange for a reduction in the royalty rate payable to the Company on future sales of the AIR Insulin product by Lilly, if approved. As a result of the put exercise, the Company proposes to reclassify the Preferred Stock to shareholders’ equity in the condensed consolidated balance sheets, under the caption “Additional paid-in capital,” at its redemption value of $15.0 million, in the quarterly period ended December 31, 2006. The Company believes this treatment follows the accounting treatment discussed with the Commission in the course of our correspondence.
The Company proposes to provide the following disclosures on Form 10-Q for the quarterly period ended December 31, 2006, to address Mr. Young’s comments and Lilly’s exercise of its put right with respect to the Preferred Stock.
The Company anticipates revising the paragraph ‘Measurement of Redeemable Convertible Preferred Stock’ under ‘Critical Accounting Policies’ within Item 2. ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’ on Form 10-Q for the quarter ended December 31, 2006 to clarify that the Preferred Stock was carried on the consolidated balance sheets at its estimated redemption value while it was outstanding, and to expand the disclosure on the accounting for changes in the carrying value of the Preferred Stock, as follows:
Our redeemable convertible preferred stock, $0.01 par value per share (the “Preferred Stock”), was carried on the condensed consolidated balance sheets at its estimated redemption value while it was outstanding. We re-evaluated the redemption value of the Preferred Stock on a quarterly basis, and any increases or decreases in the redemption value of this redeemable security, of which there were none, would have been recorded as charges or credits to shareholders’ equity in the same manner as dividends on nonredeemable stock, and would have been effected by charges or credits against retained earnings or, in the absence of retained earnings, by charges or credits against additional paid-in capital. Any increases or decreases in the redemption value of the Preferred Stock, of which there were none, would have decreased or increased income applicable to common shareholders in the calculation of earnings per common share and would not have had an impact on reported net income or cash flows. The Preferred Stock was not a traded security, therefore, market quotations were not available, and the estimate of redemption value was based upon an estimation process used by management. The process of estimating the redemption value of a security with features such as those contained within the Preferred Stock was complex and involved multiple assumptions about matters such as future revenues generated by our partner Lilly for certain products still in development and assumptions about the future market potential for insulin based products, taking into consideration progress on our development programs, the likelihood of product approvals and other factors. Certain of these assumptions were highly subjective and required the exercise of management judgment.
The Company anticipates revising Note 8 ‘Redeemable Convertible Preferred Stock’ to the condensed consolidated financial statements on Form 10-Q for the quarter ended December 31, 2006, as follows:
In December 2002, the Company and Lilly expanded the collaboration for the development of inhaled formulations of insulin and hGH based on the Company’s AIR® pulmonary drug delivery technology. In connection with the expansion, Lilly purchased $30.0 million of the Company’s 2002 redeemable convertible preferred stock, $0.01 par value per share (the “Preferred Stock”) in accordance with a stock purchase agreement dated December 13, 2002 (the “Stock Purchase Agreement”). The Preferred Stock had a liquidation preference of $10,000 per share and no dividends were payable by the Company on these securities. Lilly had the right to return the Preferred Stock in exchange for a reduction in the royalty rate payable to the Company on future sales of the AIR Insulin product by Lilly, if approved. The Preferred Stock was convertible into the Company’s common stock at market price under certain conditions at the Company’s option, and automatically upon the filing of a NDA with the Food and Drug Administration (“FDA”) for an AIR Insulin product.
Under the expanded collaboration, the royalty rate payable to the Company on future sales of the AIR Insulin product by Lilly, if approved, was increased. The Company agreed to use the proceeds from the issuance of the Preferred Stock primarily to fund the AIR Insulin development program and to use a portion of the proceeds to fund the AIR hGH development program. The Company did not record research and development revenue on these programs while the proceeds from the Preferred Stock funded this development. The $30.0 million of research and development expended by the Company was recognized as research and development expense as incurred. All of the proceeds from the sale of the Preferred Stock had been spent through fiscal year 2005.
The Preferred Stock was carried on the condensed consolidated balance sheets at its estimated redemption value in the amount of $0 million and $15.0 million as of December 31, 2006 and March 31, 2006, respectively. In October 2005, the Company converted 1,500 shares of the Preferred Stock with a carrying value of $15.0 million into 823,677 shares of Company common stock. This conversion secured a proportionate increase in the royalty rate payable to the Company on future sales of the AIR Insulin product by Lilly, if approved. In December 2006, Lilly exercised its right to put the remaining 1,500 shares of the Company’s outstanding Preferred Stock, with a carrying value of $15.0 million, in exchange for a reduction in the royalty rate payable to the Company on future sales of the AIR Insulin product by Lilly, if approved. The Preferred Stock was reclassified to shareholders’ equity in the condensed consolidated balance sheets under the caption “Additional paid-in capital” at its redemption value of $15.0 million in the three month period ended December 31, 2006.
Because Lilly had a put right and the Preferred Stock could have been returned in circumstances outside of the Company’s control, the Company accounted for the initial issuance of the Preferred Stock as an equity instrument in temporary equity at its initial issuance and redemption value. The Preferred Stock remained in temporary equity until such time as the put right was exercised, at which time it was reclassified to shareholders’ equity. The Preferred Stock was carried on the condensed consolidated balance sheets at its redemption value, and the Company re-evaluated the redemption value on a quarterly basis. The redemption value represented the estimated present value of the reduction in royalties payable to the Company by Lilly on future sales of the AIR Insulin product by Lilly, if approved, in the event that Lilly exercised its right to put the Preferred Stock or the Company exercised its right to call the Preferred Stock. This value was based on an estimate of future revenues generated by our partner Lilly for certain products still in development and assumptions about the future market potential for insulin based products, taking into consideration progress on the Company’s development programs, the likelihood of product approvals and other factors. Certain of these assumptions were highly subjective and required the exercise of management judgment.
The Company considers its agreements with Lilly for the development of inhaled formulations of insulin and the Stock Purchase Agreement a single arrangement (the “Arrangement”). As the Arrangement contains elements of funded research and development activities, the Company determined that the Arrangement should be accounted for as a financing arrangement under SFAS No.

68, “Research and Development Arrangements.”
The Company anticipates adding the following disclosure under ‘Liquidity and Capital Resources’ within Item 2. ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’ as follows:
In December 2002, we and Lilly expanded our collaboration for the development of inhaled formulations of insulin and hGH based on our AIR® pulmonary drug delivery technology. In connection with the expansion, Lilly purchased $30.0 million of our Preferred Stock. In October 2005, we converted 1,500 shares of the Preferred Stock with a carrying value of $15.0 million into 823,677 shares of our Company’s common stock. This conversion secured a proportionate increase in the royalty rate payable to us on future sales of the AIR Insulin product by Lilly, if approved. In December 2006, Lilly exercised its right to put the remaining 1,500 shares of our outstanding Preferred Stock, with a carrying value of $15.0 million, in exchange for a reduction in the royalty rate payable to us on future sales of the AIR Insulin product by Lilly, if approved. See Note 8 ‘Collaborative Arrangements - Lilly’ to the unaudited condensed consolidated financial statements for information on royalties payable to us on sales of the AIR Insulin product by Lilly under the development and license agreement for inhaled formulations of insulin and other compounds for the treatment of diabetes.
The Preferred Stock was carried on the condensed consolidated balance sheets at its estimated redemption value in the amount of $0 million and $15.0 million as of December 31, 2006 and March 31, 2006, respectively. Following Lilly’s exercise of its put right, the Preferred Stock was reclassified to shareholders’ equity in the condensed consolidated balance sheets under the caption “Additional paid-in capital” at its redemption value of $15.0 million in the three month period ended December 31, 2006.
While the Preferred Stock was outstanding, we re-evaluated its redemption value on a quarterly basis. Any increases or decreases in the redemption value of the Preferred Stock, of which there were none, would have been recorded as charges or credits to shareholders’ equity in the same manner as dividends on nonredeemable stock, and would have been effected by charges or credits against retained earnings or, in the absence of retained earnings, by charges or credits against additional paid-in capital. Any increases or decreases in the redemption value of the Preferred Stock, of which there were none, would have decreased or increased income applicable to common shareholders in the calculation of earnings per common share and would not have had an impact on reported net income or cash flows.
* * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with regard to the Company’s response, or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 583-6127.
We look forward to resolving this matter as soon as possible and appreciate your assistance in this regard.
Sincerely,
/s/ James M. Frates
James M. Frates
Chief Financial Officer and Treasurer

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